06008916

RECEIVED SEC MAIL PROCESSING SECTION AUG 14 2006 WASH. D.C. 209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wolfe & Hurst Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
O. Gene Hurst (201)938-0373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Richard Chaplin, CPA
(Name – *if individual, state last, first, middle name*)

18 Clinton Lane (Address) Scotch Plains (City) NJ (State) 07076 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, O. Gene Hurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfe & Hurst Bond Brokers, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

BARBARA G. MCDARBY
A Notary Public Of New Jersey
My Commission Expires 5/31/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFE & HURST BOND BROKERS, INC.

AUDIT REPORT

JUNE 30, 2006

J. Richard Chaplin, CPA

18 Clinton Lane
Scotch Plains, NJ 07076
908.322.6483

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
WOLFE & HURST BOND BROKERS, INC.

I have audited the accompanying Statement of Financial Position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2006 and the related Statements of Changes in Shareholder's Equity, and Changes in Subordinated Liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, subject to the matter discussed in Footnote 11,the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2006, and changes in shareholder's equity, and changes in subordinated liabilities for the year then ended in conformity with generally accepted accounting principles.

My examination also included the supporting schedules of Computation of Aggregated Indebtedness and Net Capital, Net Capital Reserve Requirements, and Statements of Possession and Control of Securities, and in my opinion, they present fairly the information required to be included therein in accordance with my interpretation of the applicable rules of the Securities and Exchange Commission.

J. Richard Chaplin, CPA
Richard Chaplin, CPA
Scotch Plains, New Jersey
August 9, 2006

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2006

ASSETS

CURRENT ASSETS		
Cash		$ 680,077
Special Bank Account for the Exclusive Benefit of the Customers (Note 2)		100
Good Faith Deposits (Note 3)		395,000
Clearing House Receivable (Note 4)		630,382
Fails to Deliver (Note 5)		310,154
Collateralized Receivable (Note 8)		550,000
Employee Loan Receivable		5,253
Prepaid Expenses		121,371
Intercompany Receivable		245,218
TOTAL CURRENT ASSETS		$2,937,555
FIXED ASSETS, at cost		
Furniture & Fixtures (Note 1)	$228,634	
Accumulated Depreciation	(226,901)	
Net		
TOTAL FIXED ASSETS		1,733
OTHER ASSETS		
Mandatory non Marketable Investment (Note 4)	$10,414	
Deposits	49,098	
Total Other Assets		59,512
TOTAL ASSETS		$2,998,800

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2006

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Payroll Tax Payable		$ 4,503
Fails to Receive (Note 5)		204,464
Accrued Expenses Payable		99,866
Federal Income and State Income or Franchise Tax Payable		4,995
Other Current Liabilities		16,432
TOTAL CURRENT LIABILITIES		$ 330,260
LONG TERM LIABILITIES		
Loans Payable Subordinated (Note 8)		580,955
SHAREHOLDER'S EQUITY		
Capital Stock (Note 6)	297,885	
Additional Paid In Capital	471,637	
Treasury Stock	(88,295)	
Retained Earnings	1,406,358	
TOTAL SHAREHOLDER'S EQUITY		2,087,585
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$2,998,800

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED JUNE 30, 2006

Subordinated Loans at Beginning of Year	$580,955
Increase/(Decrease)	0
SUBORDINATED LOANS AT END OF YEAR	**$580,955**

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2006

Shareholder's Equity at Beginning of Year	$2,128,580
Net Loss After Taxes	(40,995)
SHAREHOLDER'S EQUITY AT END OF YEAR	**$2,087,585**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION OF AGGREGATED INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1(a)1(i)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2006

QUESTIONNAIRE REFERENCES:			
	Aggregated Indebtedness:		
	Payroll Taxes Payable	$ 4,503	
	Taxes Payable	4,995	
	Other Current Liabilities	16,432	
	Accrued Expenses Payable	99,866	
	TOTAL AGGREGATED INDEBTEDNESS		$125,796
NET CAPITAL			
	Credit Items:		
1792	Common Stock	297,885	
1794	Retained Earnings	1,447,353	
1794	Current Net Loss After Taxes	(40,995)	
1710	Demand Notes Covered by Subordinated Agreements	30,955	
1730	Subordinated Loans	550,000	
1796	Treasury Stock	(88,295)	
1793	Additional Paid In Capital	471,637	
	TOTAL CREDIT ITEMS		2,668,540
	Debit Items:		
720	Petty Cash	499	
910	Intercompany Receivable	245,218	
920	Furniture & Fixtures - Net	1,733	
930	Miscellaneous	175,722	
3570	Haircut-Fails to Deliver (Note 5)	593	
	TOTAL DEBIT ITEMS		423,765
	NET CAPITAL		**2,244,775**
Capital Requirements:			
3880	Minimum Net Capital		100,000
3910	**Net Capital in Excess of Above Requirements**		**$2,144,775**

RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL .056 TO 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5.

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF JUNE 30, 2006

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation. Wolfe & Hurst Bond Brokers, Inc., maintains a customer Special Bank Account with Fleet Bank, National Association for such purposes.

See Note 2

No material differences exist between the above computation and the computation in the Company's corresponding unaudited Form X-17A-5 Part II filing.

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2006

Wolfe & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying same. All transactions are cleared through The National Securities Clearing Corp., Depository Trust Company, or Bank of New York Company, Inc.

See Note 4

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE 1 ACCOUNTING POLICIES

Security transactions (and related Fail Commission Income and Expense) are recorded on a settlement date basis.

The Company is a registered broker/broker engaged in the execution of bond transactions for other broker dealers as a broker's broker. The Company does not position bonds nor does it have retail customers.

Equipment is depreciated using accelerated methods. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income is charged for Income Taxes currently payable. Wolfe and Hurst Bond Brokers, Inc. files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

The carrying value of financial instruments is approximately equal to fair value.

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company periodically records the estimated impacts of various conditions, situations, or circumstances involving uncertain outcomes. The accounting for such events is prescribed under Statement of Financial Accounting Standard ("SFAS")No.5 *Accounting for Contingencies*. SFAS no. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

NOTE 1 ACCOUNTING POLICIES (Continued)

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events, and (2) that the amount of the loss can be reasonably estimated.
The accrual of a contingency involves considerable judgement on the part of management. The company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

NOTE 2 SPECIAL BANK ACCOUNT

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not have any customer accounts and does not contemplate having any customer accounts.

NOTE 3 GOOD FAITH DEPOSIT

For the year ended June 30, 2006, Good Faith Deposits are maintained with The National Securities Clearing Corporation, Depository Trust Company, and the Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by Bank of New York Company, Inc. The National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of The National Association of Security Dealers, Inc.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

NOTE 5 FAILS

At the close of business on June 30, 2006, the Company had the following fail positions:

	FAILS TO RECEIVE	OVERNIGHT LOANS	FAILS TO DELIVER
Municipals	$ 156,581	$ 0	$ 262,271
Governments	0	0	0
Corporates	47,780	103	47,883
Total	$ 204,361	$ 103	$ 310,154

The Municipal fails to deliver over 21 days are $21,936.
The Government fails to deliver over 5 days are $0.
The Corporate fails to deliver over 5 days are $11,420.

NOTE 6 CAPITAL STOCK

There are 90 shares of common stock issued without par value. As of June 30, 2006, the shares are held by Wolfe & Hurst, Inc. Nine Hundred and Ten (910) shares are unissued.

NOTE 7 COMMITMENTS

Minimum rental commitments under all noncancellable operating leases, primarily leases for real estate, in effect at June 30, 2006 were:

Fiscal Year ending June 30,	Amount
2006	$ 271,253
2007	192,427
2008	179,985
2009	137,144
2010 and beyond	423,861
Total Minimum Payments	$ 1,203,670

The total rental expense for operating leases for the fiscal year ended June 30, 2006 was $276,030.

The Company has a commitment to purchase communication services from ATT. These services operate as a network linking the seven branches with the corporate headquarters. The commitment expires in May 2007. The total amount of the remaining commitment is $95,700.

NOTE 8 LOAN SUBORDINATION

Pursuant to the Securities and Exchange Commission, the following parties have subordinated loan(s) to the Company:

NAME	AMOUNT	EARLIEST MATURITY DATE
Gerard J. Wolfe	$240,478	07/30/16
O. Gene Hurst	240,477	07/30/16
Wolfe & Hurst, Inc.	100,000	07/30/16
Total	$580,955	

NOTE 9 SECURITIES INVESTMENT PROTECTION CORPORATION (SIPC)

SIPC dues based on trading volume have been suspended. The Company pays an annual flat fee for SIPC dues.

NOTE 10 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees.

NOTE 11 CONTINGENCIES

Securities and Exchange Commission Inquiry

During Fiscal 2006, the Company was informed by the staff of the Securities and Exchange Commission(SEC)that the staff was conducting an informal inquiry relating to "bid wanted" practices. "Bid wanted" is an industry practice used by broker dealers and broker brokers to prevent errors and mistakes in pricing in adherence to their fairness and fair pricing obligations. The Company's position is that there have been no regulatory violations. The Company and its traders intend to vigorously defend any and all negative findings.

NOTE 11 CONTINGENCIES (Continued)

National Association of Security Dealers Inquiry

During Fiscal 2006, the Company was informed by the Market Regulation Department of the National Association of Security Dealers (NASD) that one of its traders engaged in a questionable trade. There were no such allegation against the Company. The trader denied violating the applicable regulations. The firm continues to employ the individual and pay legal fees (although there is no contractual obligation to do so).

The outcome of the two above mentioned matters is uncertain. The amount of fines and or penalties is also uncertain. Accordingly there has been no accrual of amounts other than attorney fees.